April 19, 2013

VIA EDGAR

Ms. Jennifer Monick

Senior Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Select Income REIT (the “Company”)
Form 10-K for fiscal year ended December 31, 2012
Filed February 25, 2013 (the “Filing”)
File No. 1-35442

Dear Ms. Monick:

The Company is writing in response to your letter dated April 15, 2013.  For your convenience, each of your original comments appears below in italicized text and is followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 51

1.                                    In future Exchange Act periodic reports, please address the relative impact of occupancy and rent rate changes with respect to your comparable properties.

Company Response: In future Exchange Act periodic reports, the Company will address the relative impact of occupancy and rent rate changes with respect to its comparable properties.

2.                                    In future Exchange Act periodic reports, please include a comparison of rents on new and renewed leases to prior rent, based on effective rent.

Company Response: In future Exchange Act periodic reports, the Company will include a comparison of rents on new and renewed leases to prior rent, based on effective rent.

A Maryland Real Estate Investment Trust with transferable shares of beneficial interest listed on the New York Stock Exchange.

No shareholder, Trustee or officer is personally liable for any act or obligation of the Trust.

Ms. Jennifer Monick

April 19, 2013

3.                                    We note from your disclosure at the top of page 54 that you monitor tenant credit quality.  In future Exchange Act periodic reports, please disclose any material changes in tenant credit quality that would constitute a trend under Item 303 of Regulation S-K.

Company Response: In future Exchange Act periodic reports, the Company will disclose material changes in tenant credit quality, if any, that would constitute a trend under Item 303 of Regulation S-K.

Liquidity and Capital Resources, page 60

Related Person Transactions, page 64

4.                                    Please substantiate your statement that you believe your agreements with RMR, CWH, and AIC are on commercially reasonable terms, and that such relationships provide you with competitive advantages in operating and growing your business.

Company Response:  The Company confirms its belief that its agreements with RMR, CWH and AIC are on commercially reasonable terms and that such relationships provide it with competitive advantages in operating and growing its business, and supplementarily provides the following additional information to the staff of the Commission:

RMR

As disclosed in the Filing and in other of the Company’s filings with the Commission, the Company has two agreements with RMR to provide management and administrative services: (1) a business management agreement, which relates to the Company’s business generally, and (2) a property management agreement, which relates to the Company’s property level operations.  The Company’s Board of Trustees has given a committee of the Board, which is comprised exclusively of Independent Trustees, authority to act on the Company’s behalf with respect to the management agreements with RMR.  The committee regularly reviews the terms of these agreements, evaluates RMR’s performance under the agreements and determines whether the agreements should renew, be amended or terminated.  That review, evaluation and determination was most recently performed by the committee in December 2012.

The Company’s expense associated with the business management agreement is included as a part of its general and administrative expense.  In connection with its review of the agreement, the committee considered, among other things, an analysis of general and administrative expense of the other REITs that are classified as triple net lease REITs by a nationally recognized third-party provider of data, news and analysis for the real estate and certain other industries, in order to, among other things, compare the Company’s total general and administrative expense to that of the other REITs.  The committee also assesses the quality of services provided to the Company by RMR.  At the end of its review and related consideration and discussion, the committee unanimously determined

Ms. Jennifer Monick

April 19, 2013

that the terms and conditions of the business management agreement were fair and reasonable to the Company.

A similar type of analysis was performed by the committee regarding the property management agreement.  In this case, the committee considered, among other things, market data compiled and published by nationally recognized third party trade organizations regarding the national average per square foot property management fees for industrial properties and the national average per square foot property management fees and payroll costs for office properties, in each case compared to the fees and costs paid by the Company.  At the end of its review and related consideration and discussion, the committee determined that the terms and conditions of the property management agreement were fair and reasonable to the Company.

RMR has approximately 820 employees, and the public companies managed by RMR and its affiliates had combined gross assets of approximately $22.0 billion as of December 31, 2012.  The Company believes that being managed by RMR is a competitive advantage for the Company in operating and growing its business because of RMR’s depth of management and experience in the real estate industry and because replicating the breadth, depth and quality of services provided by RMR internally at the Company would be more costly than the current arrangements with RMR.

CWH

As disclosed in the Filing and in other of the Company’s filings with the Commission, the Company was formerly a 100% owned subsidiary of CWH, and CWH is its largest shareholder.  In connection with the Company’s initial public offering, the Company and CWH entered into a transaction agreement that governs the Company’s separation from and relationship with CWH.  The transaction agreement provides, among other things for the allocation of current assets and liabilities relating to the properties which CWH initially transferred to the Company, for certain allocations of rights and obligations under leases covering multiple properties, some of which are owned by the Company and others of which are owned by CWH, for mutual cooperation in the enforcement of share ownership restrictions as may be appropriate to each of the Company and CWH to qualify for and maintain REIT tax status and otherwise to promote orderly governance and for cooperation with respect to the filing of certain tax returns.

Based on the experience of the Company’s officers and the advice of financial and legal advisors, the allocation provisions contained in the transaction agreement are typical for unaffiliated party real estate transactions and reasonable, and the other intercompany rights and obligations in the transaction agreement are reciprocal, so that both the Company and CWH have substantially the same benefits and burdens, and the Company expects that they will promote the Company’s orderly governance, its continuing compliance with tax requirements for qualification as a REIT and its tax reporting.

Ms. Jennifer Monick

April 19, 2013

AIC

As disclosed in the Filing and in other of the Company’s filings with the Commission, we are a 12.5% shareholder of AIC.  The other shareholders are RMR and five other companies to which RMR provides management services.  All of our Trustees, all of the trustees and directors of the other publicly held AIC shareholders and nearly all of the directors of RMR currently serve on the board of directors of AIC.  For the current one-year insurance term, we and the other shareholders of AIC have purchased property insurance providing $500 million of coverage pursuant to an insurance program arranged by AIC and with respect to which AIC is a reinsurer of certain coverage amounts.

Our Governance Guidelines provide that any material transaction between us and AIC is required to be reviewed and approved by the affirmative votes of both a majority of the Company’s entire Board of Trustees and a majority of the Company’s Independent Trustees.  That review occurred most recently in July 2012 in connection with the current insurance program.  The Trustees and Independent Trustees, acting separately, considered and discussed AIC’s aggregate insurance cost and a proposed allocation of the total premium among the program participants performed by a firm of independent insurance brokers, and after that consideration and discussion, the Company’s entire Board and, acting separately, its Independent Trustees each unanimously determined that the terms of the program and the share of the related premium allocated to the Company were fair and reasonable to the Company.

By participating in the AIC insurance business with RMR and the other companies to which RMR provides management services, the Company expects that it may benefit financially by possibly reducing its insurance expenses by participating in a larger pool of insured properties and/or by realizing a pro rata share of any profits of AIC’s insurance business.

Item 9B.  Other Information, page 69

5.                                    We note the bylaws were revised on February 21, 2013 to include a shareholder arbitration provision.  Please provide us an analysis as to how this provision, when applied to claims related to the federal securities laws, is consistent with Section 14 of the Securities Act.  The analysis should include a discussion of procedural protections, substantive remedies and Commission oversight.

Company Response:  In response to the Staff’s comment, the Company proposes to amend Section 15.1 of its bylaws as follows (changes are marked by underline):

Any disputes, claims or controversies brought by or on behalf of any shareholder of the Trust (which, for purposes of this ARTICLE XV, shall mean any shareholder of record or any beneficial owner of shares of the Trust, or any former shareholder of record or beneficial owner of shares of the Trust), either on his, her or its own behalf, on behalf of the Trust or on behalf of any series or class of shares of the Trust or shareholders of the

Ms. Jennifer Monick

April 19, 2013

Trust against the Trust or any Trustee, officer, manager (including Reit Management & Research LLC or its successor), agent or employee of the Trust, including disputes, claims or controversies relating to the meaning, interpretation, effect, validity, performance or enforcement of the Declaration of Trust or these Bylaws (all of which are referred to as “Disputes”), or relating in any way to such a Dispute or Disputes, but excluding any Dispute that arises under the Federal securities laws and the rules and regulations of the S.E.C. in effect from time to time, shall, on the demand of any party to such Dispute, be resolved through binding and final arbitration in accordance with the Commercial Arbitration Rules (the “Rules”) of the American Arbitration Association (“AAA”) then in effect, except as those Rules may be modified in this ARTICLE XV. For the avoidance of doubt, and not as a limitation, Disputes are intended to include derivative actions against Trustees, officers or managers of the Trust and class actions by shareholders against those individuals or entities and the Trust. For the avoidance of doubt, a Dispute shall include a Dispute made derivatively on behalf of one party against another party.

If not earlier adopted, the amendment to the Company’s bylaws is expected to be adopted at the meeting of the Board of Trustees following the annual meeting of the Company’s shareholders scheduled to be held on May 13, 2013.

Signatures

6.                                    In future Exchange Act periodic reports, please revise to clarify that David M. Blackman is your principal executive officer.  Please refer to General Instruction D(2)(a) of Form 10-K.

Company Response: In future Exchange Act periodic reports, for as long as David M. Blackman continues to serve as a principal executive officer of the Company, the Company will so indicate by his signature on reports required to be signed by the Company’s principal executive officer.

The Company acknowledges that:

•                 the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•                 staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•                 the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates your comments and welcomes the opportunity to discuss with you the responses provided above.  Please call me at (617) 796-8303 if you have any questions or require additional information.

Sincerely,

Select Income REIT

By:	/s/ John C. Popeo
John C. Popeo
Treasurer & Chief Financial Officer